State of Delaware
Secretary of State
Division of Corporations
Delivered 01:54 PM 03/19/2025
FILED 01:54 PM 03/19/2025
SR 20251131222 - File Number 3256145

CERTIFICATE OF AMEDMENT
OF
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
20/20 GENESYSTEMS, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

20/20 GeneSystems, Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**"), does hereby certify:

1. This Certificate of Amendment of the Corporation's Second Amended and Restated Certificate of Incorporation was duly adopted by the Board of Directors of the Corporation in accordance with Section 242(d)(1) of the DGCL, which provides that no meeting or vote of the stockholders shall be required to adopt an amendment to the certificate of incorporation that only effects changes of a corporation's name.

2. The Second Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to reflect a change in the name of the Corporation by amending and restating ARTICLE I in its entirety as follows:

"The name of the Corporation is 20/20 Biolabs, Inc."

3. This Certificate of Amendment of the Corporation's Second Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed this 19th day of March 2025.

20/20 GENESYSTEMS, INC.

By: /s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Chief Executive Officer

636272.1

CERTIFICATE OF AMENDMENT
OF
SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
20/20 GENESYSTEMS, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

20/20 GeneSystems, Inc. (the "*Corporation*"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolutions setting forth the proposed amendment is as follows:

RESOLVED, that the Second Amended and Restated Certificate of Incorporation of the Corporation be amended by changing the first sentence of Article IV that, as amended, said sentence shall be and read as follows:

"The total number of shares of capital stock which the Corporation shall have authority to issue is fifty million (50,000,000) shares of common stock, $0.01 par value per share (the "*Common Stock*"), and twenty million (20,000,000) shares of preferred stock, $0.01 par value per share (the "*Preferred Stock*")."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, 20/20 GeneSystems, Inc. has caused this Certificate of Amendment to be signed this 18th day of July, 2023.

20/20 GENESYSTEMS, INC.

By: /s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:25 PM 08/30/2018
FILED 02:25 PM 08/30/2018
SR 20186438384 - File Number 3256145

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF 20/20 GENESYSTEMS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

20/20 GeneSystems, Inc. (the "***Corporation***"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***DGCL***"), does hereby certify as follows:

1. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 7, 2000 under the name 20/20 BioSystems, Inc. Amendments to the Certificate of Incorporation were filed on August 8, 2000 and September 19, 2000. An Amended and Restated Certificate of Incorporation was filed on December 20, 2000. Amendments to the Amended and Restated Certificate of Incorporation were filed on June 27, 2001 and January 16, 2015.

2. The Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of the Corporation is 20/20 GeneSystems, Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

The total number of shares of capital stock which the Corporation shall have authority to issue is twenty-five million (25,000,000) shares of common stock, $0.01 par value per share (the

"*Common Stock*"), and ten million (10,000,000) shares of preferred stock, $0.01 par value per share (the "*Preferred Stock*").

A.   COMMON STOCK

1.   <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

B.   PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation (the "*Board*") or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board pursuant to the bylaws of the Corporation (the "*Bylaws*") prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

One million three hundred three thousand (1,303,000) shares of the authorized Preferred Stock of the Corporation are hereby designated "*Series A Preferred Stock*", nine hundred seventy-eight thousand (978,000) shares of the authorized Preferred Stock of the Corporation are hereby designated "*Series A-1 Preferred Stock*", eight hundred thousand (800,000) shares of the authorized Preferred Stock of the Corporation are hereby designated "*Series A-2 Preferred Stock*", and three million five hundred sixty-nine thousand four hundred five (3,569,405) shares of the authorized Preferred Stock of the Corporation are hereby designated as "*Series B Preferred Stock*". Such number of shares may from time to time be increased or decreased (but not below the number of shares of a particular series then outstanding) by the Board in accordance with this Second Amended and Restated Certificate of Incorporation and applicable law. The Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series B Preferred Stock are collectively referred to herein as the "*Designated Preferred Stock*".

The shares of Designated Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article IV refer to sections and subsections of Part B of this Article IV.

1. <u>Ranking</u>. With respect to payment of dividends and distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, all shares of Designated Preferred Stock shall rank (i) *pari passu* with all Parity Securities; (ii) senior to all Junior Securities; and (iii) junior to all Senior Securities, if any. As used herein, "***Parity Securities***" means the Designated Preferred Stock and any class of securities hereafter authorized that is specifically designated as ranking *pari passu* with the Designated Preferred Stock, "***Junior Securities***" means the Common Stock and any other class of securities hereafter authorized that is specifically designated as junior to the Designated Preferred Stock, and "***Senior Securities***" means any class of securities hereafter authorized that is specifically designated as senior to the Designated Preferred Stock.

2. <u>Liquidation</u>.

2.1. <u>Liquidation Preference</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (a "***Liquidation Event***") or a Deemed Liquidation Event (as defined below), each holder of shares of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Junior Securities by reason of their ownership thereof, an amount in cash equal to the aggregate Liquidation Preference of all shares held by such holder. The "***Liquidation Preference***" means, with respect to any share of Designated Preferred Stock on any given date, the sum of the applicable Liquidation Value and the amount of any accrued but unpaid dividends thereon, if any, whether or not declared, to and including such date. The "***Liquidation Value***" means, with respect to any share of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series B Preferred Stock on any given date, $3.07, $3.07, $3.26 and $3.53 per share, respectively, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such stock.

2.2. <u>Participation after Liquidation Preference</u>. Upon a Liquidation Event or a Deemed Liquidation Event, in the event that following the payment of the Liquidation Preference in Section 2.1 the Corporation shall have additional cash and other assets of the Corporation available for distribution to its stockholders, then the holders of the shares of Designated Preferred Stock shall participate *pari passu* with the holders of Parity Securities and the holders of Common Stock based on the then current conversion rate with respect to all remaining distributions, dividends or other payments of cash, shares or other assets and property of the Corporation, if any.

2.3. <u>Insufficient Assets</u>. If upon any Liquidation Event or Deemed Liquidation Event the remaining assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of the shares of Designated Preferred Stock the full preferential amount to which they are entitled under Section 2.1 and the holders of Parity Securities, if any, the full preferential amount to which they are entitled under the terms of the relevant instrument governing such Parity Securities, (a) the holders of the shares of Designated Preferred Stock and any such Parity Securities shall share ratably in any distribution of the remaining assets and funds of the Corporation in proportion to the respective full preferential amounts which would otherwise be payable in respect thereof upon such Liquidation Event or Deemed Liquidation Event if all amounts payable on or with respect to such shares and Parity Securities were paid in full, and (b) the Corporation shall not make or agree to make any payments to the holders of Junior Securities.

2.4. <u>Deemed Liquidation Events</u>. A "***Deemed Liquidation Event***" means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale, lease or transfer of all or substantially all of the Corporation's assets to a non-affiliate of the Corporation; (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which the Corporation's stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions; or (c) the grant of an (by territory, field of use or market) exclusive license to all or substantially all of the Corporation's technology or intellectual property rights (determined on a consolidated basis with all of the Corporation's direct and indirect subsidiaries) except where such exclusive license is made to one or more wholly-owned subsidiaries of the Corporation.

3. <u>Dividends and Distributions</u>.

3.1. <u>Payment of Dividends and Distributions</u>. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the Board declares that the Corporation shall pay a dividend or distribution in cash or other property of the Corporation (a "***Distribution***") to holders of outstanding shares of Common Stock, in which event, the aggregate amount of each such Distribution (the "***Distribution Amount***") shall be distributed as follows:

3.1.1. First, seventy percent (70%) of the Distribution Amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders of Designated Preferred Stock have received an aggregate amount in Distributions or other payments in respect of such holder's shares of Designated Preferred Stock that is equal to the number of shares of Designated Preferred Stock owned by such holders multiplied by the Liquidation Value of such Designated Preferred Stock (such amount, the "***Investment Amount***"), and

3.1.2. Second, thirty percent (30%) of the Distribution Amount to the holders of shares of Common Stock, on a pro rata basis (and for such Distribution payment purposes, without treating the Designated Preferred Stock as converted to Common Stock unless and until such shares of Designated Preferred Stock have actually been converted).

Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock then outstanding have received the Investment Amount and the holders of Common Stock have received the amounts provided for in Section 3.1.2 above, the holders of the Designated Preferred Stock shall receive Distributions *pari passu* with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.

3.2.   Record Date. Any Distribution payable to the Designated Preferred Stock will have the same record and payment date and terms as the Distribution is payable on the Common Stock.

4.   Voting Rights; Board Composition.

4.1.   Voting Generally. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of Designated Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Designated Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, the holders of Designated Preferred Stock shall vote together with the holders of shares of Common Stock as a single class.

4.2.   Preferred Stock Designees.

4.2.1.   In addition to the matters set forth in Section 4.1, from and after the date of filing this Second Amended and Restated Certificate of Incorporation, the size of the Board shall be seven (7) directors, as amended by a majority of the Board and in accordance with Section 4.3 from time to time. For so long as shares of Designated Preferred Stock are outstanding, the holders of all series of Designated Preferred Stock shall vote together, as a separate class, to elect one (1) director to the Board. For so long as any shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock shall vote together, as a separate class, to elect one (1) director to the Board. At any given time, one (1) director shall be independent expert in the Corporation's industry and shall be appointed by the other then-current directors. The balance of the Board shall be elected by the holders of the Common Stock.

4.2.2.   Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by Section 4.2.1, vacancies and newly created directorships of such class or classes or series may be filled by at least a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, or, if there is no sole remaining director then in office, by the affirmative vote of the holders of at least a majority of the shares of that class or classes or series.

4.2.3.   Any director who was elected by a specified class or classes of stock or series thereof may be removed during such director's term of office, with or without cause, only by the affirmative vote of the holders of at least a majority of the shares of the class or classes of stock or series thereof that initially elect such director.

4.3.   Amendment of Preferred Stock; Dividends; Material Acquisitions; Mergers and Consolidations. So long as at least twenty-five percent (25%) of the Designated Preferred Stock remains outstanding, in addition to any other vote or consent of stockholders required by law, Section 4.1 or this Second Amended and Restated Certificate of Incorporation, the vote or consent of the holders of at least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise:

4.3.1. the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board;

4.3.2. the amendment, alteration or repeal of any provision of this Second Amended and Restated Certificate of Incorporation or the Bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the Designated Preferred Stock;

4.3.3. any increase or decrease in the size of the Board;

4.3.4. the purchase, redemption, or acquisition of any shares of Designated Preferred Stock other than from a selling holder pursuant to the provisions of this Second Amended and Restated Certificate of Incorporation or any other restriction provisions applicable to any shares of Designated Preferred Stock in agreements approved by the Board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Corporation;

4.3.5. the liquidation or dissolution of the Corporation or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of the Corporation's assets;

4.3.6. any election to engage in any business that deviates in any material respect from the business of the Corporation as contemplated under any operating plan approved by the Board;

4.3.7. the waiver of any adjustment to the Conversion Price (as defined below) applicable to the shares of Designated Preferred Stock (including, without limitation, any adjustment pursuant to Section 5.4 hereof); or

4.3.8. any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock.

5. Conversion.

5.1. Optional Conversion.

5.1.1. Right to Convert. Each Share of Designated Preferred Stock shall be convertible at any time and from time to time at the option of the holder into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Liquidation Value by the Conversion Price in effect on the Conversion Date (as defined below). The "*Conversion Price*" means, with respect to any share of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock or Series B Preferred Stock, $3.07, $3.07, $3.26 and

$3.53 per share, respectively, subject to adjustment as provided below. Shares of Designated Preferred Stock shall not be convertible at any time that there are not a sufficient number of authorized shares of Common Stock not reserved for other purposes so that all outstanding shares of Designated Preferred Stock can be converted.

5.1.2. Notice of Conversion. Holders shall effect conversions by providing the Corporation with a conversion notice (a "***Notice of Conversion***"). Each Notice of Conversion shall specify the holder's name, the number of shares to be converted, the number of shares owned prior to the conversion at issue, the number of shares owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the holder delivers such Notice of Conversion to the Corporation in accordance with Section 9 (the "***Conversion Date***"). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Corporation is deemed delivered hereunder. In connection with any conversion of shares, a holder shall surrender the certificate(s) representing such shares to the Corporation, and if not all shares represented thereby are so converted, then the Corporation will reissue a certificate for the shares remaining. Shares converted into Common Stock or redeemed in accordance with the terms hereof shall be canceled and may not be reissued. Within ten (10) days of the receipt of the Notice of Conversion, the Corporation shall deliver to the holder a certificate or certificates representing the number of shares of Common Stock being acquired upon the conversion of shares of Designated Preferred Stock (including any accrued and unpaid dividends thereon).

5.2. Mandatory Conversion.

5.2.1. Trigger Events. Upon the earlier to occur of: (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a public offering pursuant to an effective registration statement or offering statement (Regulation A) under the Securities Act of 1933, as amended, resulting in at least $5,000,000 of gross proceeds to the Corporation, (b) the date on which the shares of Common Stock of the Corporation are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class) (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), each share of Designated Preferred Stock plus accrued, but unpaid, dividends thereon shall be automatically converted (without the payment of additional consideration by the holder thereof), into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Liquidation Value by the Conversion Price in effect at the Mandatory Conversion Time. Shares of Designated Preferred Stock so converted may not be reissued by the Corporation.

5.2.2. Procedural Requirements. All holders of record of shares of Designated Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares pursuant to this Section 5.2.2.

Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the shares converted pursuant to Section 5.2.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for shares, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 5.3 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares converted. Such converted shares shall be retired and cancelled and may not be reissued as shares of Designated Preferred Stock, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Designated Preferred Stock accordingly

5.3. Fractional Shares. Upon a conversion hereunder, the Corporation shall not be required to issue stock certificates representing fractions of shares of the Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the closing sale price at such time. If the Corporation elects not, or is unable, to make such a cash payment, the holder shall be entitled to receive, in lieu of the final fraction of a share, one whole share of Common Stock.

5.4. Adjustments.

5.4.1. Adjustment for Corporate Actions. If the Corporation shall at any time or from time to time after the issuance of the Designated Preferred Stock (a) pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock, (b) effect a subdivision of the outstanding Common Stock into a larger number of shares (including by way of a stock split), (c) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, then the Conversion Price then in effect immediately before such action shall be multiplied by a fraction, of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 5.4.1 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

5.4.2. <u>Pro Rata Distributions</u>. If the Corporation, at any time while Designated Preferred Stock is outstanding, shall distribute to all holders of Common Stock (and not to holders of Designated Preferred Stock) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security, then in each such case the Conversion Price shall be adjusted by multiplying such Conversion Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction, of which the denominator shall be the closing sale price of the Common Stock determined as of the record date mentioned above, and of which the numerator shall be such closing sale price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board in good faith. In either case, the adjustments shall be described in a statement provided to the holders of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

5.4.3. <u>Subsequent Equity Sales</u>. If the Corporation at any time while Designated Preferred Stock is outstanding, shall sell or grant any option to purchase or otherwise dispose of or issue any Common Stock or shares convertible or exercisable for Common Stock (collectively, the "***Additional Equity Securities***") entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Conversion Price (such issuances individually and collectively, a "***Dilutive Issuance***"), as adjusted hereunder (if the holder of the Additional Equity Securities so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which is issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Conversion Price, such issuance shall be deemed to have occurred for less than the Conversion Price), then, the Conversion Price shall be reduced by multiplying the Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Additional Equity Securities which the aggregate consideration received or receivable by the Corporation in connection with such Dilutive Issuance would purchase at the then effective Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock issued and outstanding immediately prior to the Dilutive Issuance plus the number of shares of Additional Equity Securities so issued or issuable in connection with the Dilutive Issuance. Such adjustment shall be made whenever such Additional Equity Securities are issued, but no adjustment will be made in respect of an Excluded Issuance.

5.4.4. <u>Calculations</u>. All calculations under this Section 5.4 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the description of any such shares of Common Stock shall be considered on issue or sale of Common Stock. For purposes of this Section 5.4, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

5.4.5. Notice to Holders. Whenever the Conversion Price is adjusted pursuant to any of this Section 5.4, the Corporation shall promptly mail to each holder a notice setting forth the Conversion Price after such adjustment and setting forth in reasonable detail the facts requiring such adjustment. If the Corporation issues a variable rate security, the Corporation shall be deemed to have issued Additional Equity Securities at the lowest possible conversion or exercise price at which such securities may be converted or exercised.

5.4.6. Excluded Issuances. Notwithstanding the foregoing, no adjustment will be made under this Section 5.4 in respect of the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the Board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the Board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the Board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by the Corporation or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization (the "*Excluded Issuances*").

6. Redemption; Reissuances of Shares. Except as expressly provided in this Second Amended and Restated Certificate of Incorporation, the Designated Preferred Stock is not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of Designated Preferred Stock. In the event any shares shall be redeemed pursuant to this section or otherwise acquired by the Corporation or any subsidiary, the shares so redeemed or acquired shall automatically be canceled and returned to the status of authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board, subject to the conditions and restrictions on issuance set forth herein. Shares of Designated Preferred Stock converted to Common Stock shall automatically be canceled, but may not be reissued.

7. Pre-emptive Rights. Until the Corporation's initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Corporation proposes to issue any Additional Equity Securities, except for Excluded Issuances, the Corporation shall first offer those Additional Equity Securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such Additional Equity Securities to any person, in accordance with the following provisions:

7.1.   The Corporation shall deliver written notice (a "***Pre-emptive Right Sale Notice***") to each holder of Designated Preferred Stock stating (a) the Corporation's bona fide intention to offer such Additional Equity Securities, (b) the number and type of such Additional Equity Securities to be offered, and (c) the price and terms, if any, upon which it proposes to offer such Additional Equity Securities (which price shall be no greater than the price to be paid by, and the purchase terms not materially less favorable than those offered to, any other person to purchase Additional Equity Securities).

7.2.   Upon its receipt of the Pre-emptive Right Sale Notice, each holder of Designated Preferred Stock shall have fifteen (15) days after receipt of the Pre-emptive Right Sale Notice in which to notify the Corporation by delivering written notice (a "***Subscription Notice***") to the Corporation that such holder elects to purchase Additional Equity Securities upon the same terms and conditions set forth in the Pre-emptive Right Sale Notice. Holders shall have the right to elect to purchase up to that portion of such Additional Equity Securities which equals the proportion that the number of shares of Designated Preferred Stock held by such holder bears to the total number of shares of Designated Preferred Stock then outstanding, as calculated by treating all Designated Preferred Stock on an as-converted to Common Stock basis.

7.3.   In the event that a Subscription Notice is timely delivered to the Corporation in accordance with Section 7.2, the Corporation shall be obligated to sell to such holder its pro rata share of such Additional Equity Securities at the time of the sale of Additional Equity Securities to other persons, but in no event later than sixty (60) days following the delivery by the Corporation to the holders of the Pre-emptive Right Sale Notice.

7.4.   In the event that any holder of Designated Preferred Stock (a "***Non-Purchasing Holder***") fails to elect within the fifteen (15) day period set forth in Section 7.2 to purchase all of its pro rata share of Additional Equity Securities, the Corporation shall within two (2) business days following the expiration of such aforementioned period send written notice thereof to all holders of Designated Preferred Stock that timely delivered a Subscription Notice (each, a "***Participating Holder***"). Each Participating Holder may within fourteen (14) business days from the date it receives the aforementioned notice from the Corporation elect to purchase a pro rata portion of the Non- Purchasing Holder's portion of Additional Equity Securities (based on the proportion that the number of shares of Designated Preferred Stock held by such Participating Holder (on the date of the Pre-emptive Right Sale Notice) bears to the total number of shares of Designated Preferred Stock held by all Participating Holders (on the date of the Pre-emptive Right Sale Notice) electing to purchase a pro rata portion of the Additional Equity Securities offered for purchase to such Non-Purchasing Holder).

7.5.   To the extent that any Additional Equity Securities are not subscribed for by the holders of Designated Preferred Stock pursuant to the above procedures, the Corporation shall be entitled to sell any such unsubscribed Additional Equity Securities to any person; provided, that the sale price for such Additional Equity Securities shall not be lower than the price contained in the Pre-emptive Right Sale Notice and that the purchase terms and conditions of the transaction are not materially more favorable to such person than those offered to the holders and described in the Pre-emptive Right Sale Notice.

7.6.   If any holder of Designated Preferred Stock exercises its pre-emptive right as set forth herein, the Corporation shall set the time for closing in connection with the purchase of such Additional Equity Securities by such holder(s), which closing shall be at the principal office of the Corporation and held within sixty (60) days after the Subscription Notice is first received by the Corporation, but not earlier than the date of closing, if any, set forth in the Pre-emptive Right Sale Notice.

8.   Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or any other right, the Corporation shall provide each holder of Designated Preferred Stock, at least ten (10) days prior to the date specified therein, notice in accordance with Section 9 specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

9.   Other Notices. Except as otherwise provided herein, all notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid; or (d) when sent if sent by electronic transmission in compliance with the provisions of the DGCL. Such communications must be sent to the Corporation, at its principal executive offices, and to any stockholder, at such holder's address at it appears in the stock records of the Corporation (or at such other address for a stockholder as shall be specified in a notice given in accordance with this Section 9).

10.   Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of shares of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding. Any of the rights, powers, preferences and other terms of the Series A-1 Preferred Stock set forth herein may be waived on behalf of all holders of shares of Series A-1 Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A-1 Preferred Stock then outstanding. Any of the rights, powers, preferences and other terms of the Series A-2 Preferred Stock set forth herein may be waived on behalf of all holders of shares of Series A-2 Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A-2 Preferred Stock then outstanding. Any of the rights, powers, preferences and other terms of the Series B Preferred Stock set forth herein may be waived on behalf of all holders of shares of Series B Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series B Preferred Stock then outstanding.

11.   No Sinking Fund. No sinking fund shall be created for the redemption or purchase of shares of the Designated Preferred Stock.

12.   Transfer Taxes. The Corporation shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any initial issuance or delivery of the

Designated Preferred Stock or certificates representing such shares, if any. The Corporation shall not, however, be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of shares in a name other than that in which the shares were registered, or in respect of any payment to any person other than a payment to the initial registered holder thereof.

13.   <u>Other Rights</u>. The shares of Designated Preferred Stock shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in this Second Amended and Restated Certificate of Incorporation or as provided by applicable law.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as it exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation is authorized to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "*Excluded Opportunity*" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "*Covered Persons*"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *

3.   The foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4.   This Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 30th day of August, 2018.

By:/s/ Jonathan Cohen
Jonathan Cohen
Chief Executive Officer

14